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                                                                   EXHIBIT 28
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                         [EKCO GROUP, INC. LETTERHEAD]



FOR IMMEDIATE RELEASE

CONTACT:
Neil R. Gordon                             or  Maureen Wolff-Reid
Treasurer                                      Vice President
Ekco Group, Inc.                               Sharon Merrill Associates, Inc.
(603) 888-1212                                 (617) 262-1800

             EKCO GROUP ANNOUNCES $75 MILLION BANK CREDIT FACILITY

     NASHUA, NH, April 13, 1995 - Ekco Group, Inc. (NYSE:EKO) today announced that it had entered into a credit agreement with a group of lenders led by Fleet Bank of Massachusetts, N.A. The facility provides an aggregate of $75 million in credit lines to the company and its subsidiaries. Of the $75 million, $38 million will be used to retire existing bank debt with shorter maturities. The remaining $37 million is available for general corporate purposes, including working capital, letters of credit and acquisitions.

     Loans under the facility will bear interest ranging from the bank's prime rate to the prime rate plus 0.25 percent or the LIBOR rate plus 1.25 percent to
1.75 percent, depending on the company's borrowing strategy and its ratio of total debt to cash flow as defined in the credit agreement.

     "Establishing this credit facility is an important element in executing Ekco Group's long-range plan to increase shareholder value," said Robert Stein, Ekco Group president and chief executive officer. "By entering into this agreement, we have reduced our cost of capital and added borrowing capacity to support both our internal and external growth."



                                     (more)
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EKCO GROUP/2

      Ekco Group, Inc. is a leading manufacturer and marketer of branded housewares that are broadly marketed through major mass merchant, supermarket, home/office and hardware stores. The company's products include household items such as bakeware, kitchenware, storage products, brooms, brushes and mops, as well as non-poisonous and low-toxic household pest control products.

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